Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR	March 15, 2019

Bioceres S.A. - Withdrawal of Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Bioceres S.A., a company incorporated in Argentina (the “Company”), we hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form F-1, together with all exhibits and amendments thereto (File No. 333-222455), originally filed with the Securities and Exchange Commission (“Commission”) on January 8, 2018 (the “Registration Statement”) be withdrawn effective immediately. The Company submits this request for withdrawal as it does not intend at this time to pursue the contemplated public offering of the securities covered by the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please send copies of the Order to the Company’s counsel, Conrado Tenaglia of Linklaters, by email at conrado.tenaglia@linklaters.com or by facsimile at (212) 903-9100.

Should you have any questions regarding this request for withdrawal, please contact by telephone Conrado Tenaglia of Linklaters LLP at (212) 903-9010 or Matthew Poulter of Linklaters LLP at (212) 903-9306.

Yours sincerely,

Bioceres S.A.

By:	/s/ Federico Trucco
Name:	Federico Trucco
Title:	Chief Executive Officer

cc:	Gloria Montaron Estrada, General Counsel, Bioceres S.A.
Conrado Tenaglia, Linklaters LLP